

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2014

Via E-mail
James T. Prokopanko
Chief Executive Officer
The Mosaic Company
3033 Campus Drive, Suite E490
Plymouth, Minnesota 55441

> **Re: The Mosaic Company**
> **Form 10-KT for the Transition Period from June 1, 2013 to December 31, 2013**
> **Filed on February 18, 2014**
> **Schedule 14A**
> **Filed on April 2, 2014**
> **File No. 001-32327**

Dear Mr. Prokopanko:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey, for

Lyn Shenk
Branch Chief